ATRIUM
INNOVATIONS

07024625

June 4, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 18 2007
WASH. D.C.
186

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **Press release (May 31, 2007): Nomination of a New President and CEO**
2. **Material Change Report (May 31, 2007)**
3. **Registraire des entreprises (Québec), Amending Declarations**
4. **TSX, Form 3 - Submission - Change in Officers / Directors / Trustees**

I would kindly ask you to acknowledge receipt of the enclosed documents by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

PROCESSED
JUN 26 2007
THOMSON
FINANCIAL

Manon Deslauriers
Corporate Secretary

Encl.

dw
6/20

Division
SANTÉ ET NUTRITION

Division
INGRÉDIENTS ACTIFS
ET SPÉCIALITÉS CHIMIQUES

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Téléphone : (418) 652-1116
Télécopieur : (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

ATRIUM
INNOVATIONS

June 4, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **Press release (May 31, 2007): Nomination of a New President and CEO**
2. **Material Change Report (May 31, 2007)**
3. **Registraire des entreprises (Québec), Amending Declarations**
4. **TSX, Form 3 - Submission - Change in Officers / Directors / Trustees**

I would kindly ask you to acknowledge receipt of the enclosed documents by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

Division
SANTÉ ET NUTRITION

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5

Téléphone : (418) 652-1116
Télécopieur : (418) 652-0151

atrium@atrium-innov.com
www.atrium-innov.com

Division
INGRÉDIENTS ACTIFS
ET SPÉCIALITÉS CHIMIQUES

ATRIUM
INNOVATIONS

PRESS RELEASE

FOR IMMEDIATE RELEASE

Atrium Innovations announces the nomination of Mr. Pierre Fitzgibbon as President and Chief Executive Officer

The current President and CEO, Mr. Luc Dupont, will become Chairman of the Executive Committee and will continue as a member of the Board of Directors

Quebec City, Canada, May 31, 2007 – Mr. Pierre Laurin, the Chairman of the Board of Atrium Innovations Inc. ("Atrium" or "the Company", TSX: ATB) today announces the nomination of Mr. Pierre Fitzgibbon as President and Chief Executive Officer of Atrium Innovations Inc.

"Since founding the Company in 2000, Luc Dupont has successfully established Atrium as a world class company. With Atrium having matured at all levels including its commercial activities and its top management, Luc Dupont recommended to the Board of Directors that the time was right to name a new president to guide the Company through its next phase of development. This does not represent a departure on Mr. Dupont's behalf since he will ensure a smooth transition with the new president until the end of the year. He will continue to be a Board member and will also become Chairman of the Executive Committee," Mr. Laurin said.

"Atrium now has a critical mass and a strong management team in place. The addition of a highly qualified person like Pierre Fitzgibbon will complete our team and will allow me to become Chairman of the Executive Committee and to focus on the vision and business strategies to support the growth of Atrium," underlined Mr. Luc Dupont.

After a long and thorough process, the Board of Directors approved the selection committee's choice and appointed Mr. Pierre Fitzgibbon as President and Chief Executive Officer. He will assume his duties as of July 2007.

Mr. Pierre Fitzgibbon comes to us with an impressive background, having held positions in the areas of corporate strategy, financing as well as in mergers and acquisitions, all of which are of utmost importance to Atrium. He was Senior Vice-President, Finance, Technology and Corporate Affairs of the National Bank of Canada, after being responsible for advisory services and corporate financing at National Bank Financial in Quebec, as Vice-Chairman. In addition, he gained extensive experience in the international arena as CEO of an investment fund and of a telecommunications company in Hong Kong. Mr. Fitzgibbon also learned a great deal about the operational aspects of business, especially at Domtar, where he held several executive positions. Mr. Pierre Fitzgibbon holds degrees in finance and administration.

"Atrium has positioned itself as a key player in the active ingredients and nutritional supplements markets. It is growing at a phenomenal pace. I am sincerely pleased to take the helm of the Company and to lead a team of highly qualified and experienced professionals. I am looking forward to working with them and to pursue the Company's business strategy, to innovate with them and to strengthen the Company's leadership position," added Mr. Pierre Fitzgibbon, the new President and CEO of Atrium Innovations Inc.

Mr. Laurin also wishes to recognize Mr. Luc Dupont's outstanding contribution since the Company was founded. "Mr. Luc Dupont consistently exceeded the Board's objectives. His efforts have helped us become a world-class company and he was able to create a solid and experienced management team and to provide the Company with a focused vision. Today, we are a public company with revenues of over US$300 million and one of Canada's fastest growing corporations. We can now continue building on our strong foundation. We are very happy that Mr. Dupont will continue to be active within the Company as Chairman of the Executive Committee and as a member of the Board of Directors."

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 560 employees and operates four manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Source: Atrium Innovations Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

FORM 51-102F3

MATERIAL CHANGE REPORT

ATRIUM INNOVATIONS INC.

1. Reporting Issuer

Atrium Innovations Inc. (the « Company »)
1405 boulevard du Parc-Technologique
Quebec, QC G1P 4P5

2. Date of Material Change

June 1, 2007

3. Press Release

The Company issued a press release indicating the material change on May 31, 2007. A copy of the press release is attached hereto as Schedule A.

4. Summary of Material Change

The Company announced the nomination of a new President and Chief Executive Officer.

5. Full Description of Material Change

On May 29, 2007, the Company's Directors approved the hiring of Mr. Pierre Fitzgibbon as President and Chief Executive Officer, effective on June 1, 2007. He will take up his duties in July 2007, where he will succeed to Mr. Luc Dupont who stays as a member of the Board of Directors and becomes Chairman of the Executive Committee.

6. Reliance on Confidentiality Section of the Act

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. John Dempsey, Vice-President, Finance and Chief Financial Officer. Mr. Dempsey, who is knowledgeable about the details of the material change and may be contacted at (418) 652-1116.

9. Date of the Material Change Report

May 31, 2007.

ATRIUM
INNOVATIONS

PRESS RELEASE

FOR IMMEDIATE RELEASE

Atrium Innovations announces the nomination of Mr. Pierre Fitzgibbon as President and Chief Executive Officer

The current President and CEO, Mr. Luc Dupont, will become Chairman of the Executive Committee and will continue as a member of the Board of Directors

Quebec City, Canada, May 31, 2007 – Mr. Pierre Laurin, the Chairman of the Board of Atrium Innovations Inc. ("Atrium" or "the Company", TSX: ATB) today announces the nomination of Mr. Pierre Fitzgibbon as President and Chief Executive Officer of Atrium Innovations Inc.

"Since founding the Company in 2000, Luc Dupont has successfully established Atrium as a world class company. With Atrium having matured at all levels including its commercial activities and its top management, Luc Dupont recommended to the Board of Directors that the time was right to name a new president to guide the Company through its next phase of development. This does not represent a departure on Mr. Dupont's behalf since he will ensure a smooth transition with the new president until the end of the year. He will continue to be a Board member and will also become Chairman of the Executive Committee," Mr. Laurin said.

"Atrium now has a critical mass and a strong management team in place. The addition of a highly qualified person like Pierre Fitzgibbon will complete our team and will allow me to become Chairman of the Executive Committee and to focus on the vision and business strategies to support the growth of Atrium," underlined Mr. Luc Dupont.

After a long and thorough process, the Board of Directors approved the selection committee's choice and appointed Mr. Pierre Fitzgibbon as President and Chief Executive Officer. He will assume his duties as of July 2007.

Mr. Pierre Fitzgibbon comes to us with an impressive background, having held positions in the areas of corporate strategy, financing as well as in mergers and acquisitions, all of which are of utmost importance to Atrium. He was Senior Vice-President, Finance, Technology and Corporate Affairs of the National Bank of Canada, after being responsible for advisory services and corporate financing at National Bank Financial in Quebec, as Vice-Chairman. In addition, he gained extensive experience in the international arena as CEO of an investment fund and of a telecommunications company in Hong Kong. Mr. Fitzgibbon also learned a great deal about the operational aspects of business, especially at Domtar, where he held several executive positions. Mr. Pierre Fitzgibbon holds degrees in finance and administration.

"Atrium has positioned itself as a key player in the active ingredients and nutritional supplements markets. It is growing at a phenomenal pace. I am sincerely pleased to take the helm of the Company and to lead a team of highly qualified and experienced professionals. I am looking forward to working with them and to pursue the Company's business strategy, to innovate with them and to strengthen the Company's leadership position," added Mr. Pierre Fitzgibbon, the new President and CEO of Atrium Innovations Inc.

Mr. Laurin also wishes to recognize Mr. Luc Dupont's outstanding contribution since the Company was founded. "Mr. Luc Dupont consistently exceeded the Board's objectives. His efforts have helped us become a world-class company and he was able to create a solid and experienced management team and to provide the Company with a focused vision. Today, we are a public company with revenues of over US$300 million and one of Canada's fastest growing corporations. We can now continue building on our strong foundation. We are very happy that Mr. Dupont will continue to be active within the Company as Chairman of the Executive Committee and as a member of the Board of Directors."

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 560 employees and operates four manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Source: Atrium Innovations Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

Registraire des entreprises
Québec

[redacted]

Déclaration modificative
Personne morale

Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales (L.R.Q., c. P-45, art. 34)

Remplir les deux exemplaires du formulaire.

Nom de la personne morale - Inscrire le nom apparaissant actuellement au registre des entreprises.

	Obligatoire
Atrium Innovations Inc.	Numéro d'entreprise du Québec (NEQ)
	1 1 4 9 0 1 5 7 1 2

Remplir uniquement les sections où une modification doit être effectuée.

1 - Identification

Une modification au nom entraînera le remplacement du nom déclaré au registre. Inscrire le nouveau nom de la personne morale si celui-ci a été légalement changé. Cette déclaration ne constitue pas une procédure légale de changement de nom. Si ce nom est dans une autre langue que le français, déclarer la version française de ce nom s'il en existe une, sinon voir la section 4E.

A) Nom et domicile

Nouveau nom

Version dans une autre langue, s'il y a lieu

Domicile - Inscrire la nouvelle adresse, s'il y a lieu.

Nº	Nom de la rue, app./bureau

Municipalité/ville	Province/État

Code postal	Pays

B) Domicile élu (adresse de correspondance)

Marquer d'un X si vous désirez retirer l'adresse de correspondance déjà déclarée au registre. ☐

Pour déclarer ou modifier une adresse de correspondance, remplir toutes les cases ci-dessous.

Nom du destinataire

Nº	Nom de la rue, app./bureau

Municipalité/ville	Province/État

Code postal	Pays

2 - Forme juridique

Inscrire le code correspondant à la nouvelle forme juridique. Cette dernière ne peut être modifiée que dans les limites légales permises.

Codes : **CIE** Compagnie, **COP** Coopérative, **MUT** Mutuelle d'assurance, **APE** Association personnifiée, **SYC** Syndicat de copropriété, **AU** Autre

Si autre, le **détailler** obligatoirement.

Code	Loi constitutive	Lieu (province/État/pays)	Date de constitution

3 - Dispositions particulières

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ et la section correspondante.

A) Continuation ou transformation

Marquer d'un X si la personne morale a fait l'objet d'une continuation ou d'une transformation depuis sa dernière déclaration et inscrire l'information appropriée.

Continuation ☐ Transformation ☐	Nouvelle loi applicable	Lieu (province/État/pays)	Année Mois Jour

B) Fusion ou scission

Marquer d'un X si la personne morale a fait l'objet d'une fusion simplifiée ou d'une scission depuis sa dernière déclaration et inscrire l'information appropriée.

Fusion ☐ Scission ☐	Lieu (province/État/pays)	Année Mois Jour

Inscrire les nom, domicile et numéro d'entreprise du Québec (NEQ), s'il y a lieu, de toutes les personnes morales partie à cette fusion simplifiée (les composantes) ou à cette scission.

Numéro d'entreprise du Québec (NEQ) 1 1

Nom

Nº	Nom de la rue, app./bureau

Municipalité/ville	Province/État

Code postal	Pays

Numéro d'entreprise du Québec (NEQ) 1 1

Nom

Nº	Nom de la rue, app./bureau

Municipalité/ville	Province/État

Code postal	Pays

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

3 - Dispositions particulières (suite)

C) Avis d'intention de dissolution ou de liquidation - Marquer la case appropriée d'un X.

Lorsque que l'avis d'intention de se dissoudre se rapporte à une personne morale régie par la *Loi sur les compagnies*, une demande de dissolution doit également être présentée au registre des entreprises.

La personne morale déclare qu'elle a l'intention :	La personne morale déclare qu'elle n'a plus l'intention :
de se liquider ou de demander sa liquidation ☐ de se dissoudre ou de demander sa dissolution ☐	de se liquider ou de demander sa liquidation ☐ de se dissoudre ou de demander sa dissolution ☐

4 - Informations générales

A) Nature des deux principaux domaines d'activité de la personne morale

En cas de modification, réinscrire les deux principaux domaines d'activité.	*Réservé à l'administration*
1er domaine d'activité	*Code d'activité*
2e domaine d'activité (s'il y a lieu)	*Code d'activité*

B) Nombre de salariés au Québec - Marquer la case appropriée d'un X.

0 Aucun ☐ A De 1 à 5 ☐ C De 11 à 25 ☐ E De 50 à 99 ☐ G De 250 à 499 ☐ I De 750 à 999 ☐ K De 2 500 à 4 999 ☐
B De 6 à 10 ☐ D De 26 à 49 ☐ F De 100 à 249 ☐ H De 500 à 749 ☐ J De 1 000 à 2 499 ☐ L 5 000 et plus ☐

C) Période d'existence

	Année	Mois	Jour
Si l'existence légale de la personne morale est limitée dans le temps, inscrire la date de cessation prévue.			

D) Identification des établissements au Québec

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire le nom, l'adresse complète de cet établissement et les deux principaux domaines d'activité qui y sont exercés.
- Pour modifier ou ajouter soit le nom, l'adresse, les deux principaux domaines d'activité d'un établissement, ou pour déclarer une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous « ajout ».
  Pour retirer un établissement, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement. Pour déclarer la cessation de la vente de tabac au détail, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement concerné.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Établissement principal au Québec

Ajout		**Retrait de l'établissement principal** ☐ **Retrait vente de tabac au détail seulement** ☐	
Nom		Nom	
N°	Nom de la rue, app./bureau	N°	Nom de la rue, app./bureau
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux domaines d'activité de cet établissement	*Réservé à l'administration*	Principaux domaines d'activité de cet établissement	*Réservé à l'administration*
1er domaine d'activité	*Code d'activité*	1er domaine d'activité	*Code d'activité*
2e domaine d'activité (s'il y a lieu)	*Code d'activité*	2e domaine d'activité (s'il y a lieu)	*Code d'activité*

➜ *Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).* ☐

Autres établissements

Ajout		**Retrait de cet établissement** ☐ **Retrait vente de tabac au détail seulement** ☐	
Nom		Nom	
N°	Nom de la rue, app./bureau	N°	Nom de la rue, app./bureau
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux domaines d'activité de cet établissement	*Réservé à l'administration*	Principaux domaines d'activité de cet établissement	*Réservé à l'administration*
1er domaine d'activité	*Code d'activité*	1er domaine d'activité	*Code d'activité*
2e domaine d'activité (s'il y a lieu)	*Code d'activité*	2e domaine d'activité (s'il y a lieu)	*Code d'activité*

➜ *Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).* ☐

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires en indiquant votre NEQ, la section correspondante et les modifications en terme d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)
NEQ 1 1 4 9 0 1 5 7 1 2

4 - Informations générales (suite)

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire le nom, l'adresse complète de cet établissement et les deux principaux domaines d'activité qui y sont exercés.
- Pour modifier ou ajouter soit le nom, l'adresse, les deux principaux domaines d'activité d'un établissement, ou pour déclarer une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous « ajout ».
  Pour retirer un établissement, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement. Pour déclarer la cessation de la vente de tabac au détail, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement concerné.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Autres établissements

Ajout		Retrait de cet établissement ☐ / Retrait vente de tabac au détail seulement ☐	
Nom		Nom	
N°	Nom de la rue, app./bureau	N°	Nom de la rue, app./bureau
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux domaines d'activité de cet établissement	*Réservé à l'administration*	Principaux domaines d'activité de cet établissement	*Réservé à l'administration*
1er domaine d'activité	*Code d'activité*	1er domaine d'activité	*Code d'activité*
2e domaine d'activité (s'il y a lieu)	*Code d'activité*	2e domaine d'activité (s'il y a lieu)	*Code d'activité*

➔ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐

E) Autres noms utilisés au Québec

- Déclarer tout autre nom utilisé par la personne morale dans l'exercice de ses activités, dans l'exploitation de son entreprise ou aux fins de la possession d'un droit réel immobilier autre qu'une priorité ou une hypothèque. Cela comprend notamment les noms d'emprunt utilisés, les noms de marchandises ou de services (marques de commerce) dont la personne morale est propriétaire ou usagère au Québec. S'il s'agit d'une marque de commerce, le préciser.
- Déclarer tout nouveau nom sous ajout et tout nom qui n'est plus utilisé sous retrait. Une version française est obligatoire pour chacun des noms déclarés dans une autre langue.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Ajout	Retrait
Nom	Nom
Nom	Nom
Nom	Nom

5 - Identification des actionnaires - Pour toute modification, **réinscrire** par ordre d'importance le nom et le domicile des trois actionnaires qui détiennent le plus grand nombre de voix.

Est-ce que le premier actionnaire détient plus de 50 % des voix? Marquer la case appropriée d'un X. Oui ☐ Non ☐

Nom du **premier** actionnaire			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province/État	Code postal	Pays
Nom du **deuxième** actionnaire			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province/État	Code postal	Pays
Nom du **troisième** actionnaire			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province/État	Code postal	Pays

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

6 - Identification des administrateurs (qui sont membres du conseil d'administration) - Inscrire le code de fonction, le nom et le domicile pour tout changement (ajout/retrait ou modification de la fonction ou du domicile d'un administrateur).

Exemples :
- les **nouveaux** administrateurs : marquer la case **ajout** d'un X et inscrire les informations les concernant ;
- les personnes qui **n'agissent plus** comme administrateurs : marquer la case **retrait** d'un X et inscrire les informations les concernant ;
- les administrateurs dont la fonction ou le domicile est modifié doivent fournir toutes les informations les concernant (code de fonction, nom et domicile) : marquer une case **retrait** d'un X et inscrire les informations déjà déclarées ; marquer une case **ajout** d'un X et inscrire les nouvelles informations.

Codes de fonction des administrateurs :	**PR** Président	**SE** Secrétaire	**ST** Secrétaire-trésorier	**Au** Autre
	VP Vice-président	**TR** Trésorier	**AD** Administrateur	

Ajout ☐ Retrait ☐ — Code(s) — Si code AU, le **détailler** obligatoirement.	Ajout ☐ Retrait ☐ — Code(s) — Si code AU, le **détailler** obligatoirement.
Nom et prénom	Nom et prénom
N° — Nom de la rue, appartement	N° — Nom de la rue, appartement
Municipalité/ville — Province/État	Municipalité/ville — Province/État
Code postal — Pays	Code postal — Pays
Ajout ☐ Retrait ☐ — Code(s) — Si code AU, le **détailler** obligatoirement.	Ajout ☐ Retrait ☐ — Code(s) — Si code AU, le **détailler** obligatoirement.
Nom et prénom	Nom et prénom
N° — Nom de la rue, appartement	N° — Nom de la rue, appartement
Municipalité/ville — Province/État	Municipalité/ville — Province/État
Code postal — Pays	Code postal — Pays
Ajout ☐ Retrait ☐ — Code(s) — Si code AU, le **détailler** obligatoirement.	Ajout ☐ Retrait ☐ — Code(s) — Si code AU, le **détailler** obligatoirement.
Nom et prénom	Nom et prénom
N° — Nom de la rue, appartement	N° — Nom de la rue, appartement
Municipalité/ville — Province/État	Municipalité/ville — Province/État
Code postal — Pays	Code postal — Pays

7 - Fondé de pouvoir - Si la personne morale n'a ni domicile ni établissement au Québec ou est dispensée de déclarer l'adresse de son domicile et/ou de ses établissements, inscrire le nom et l'adresse complète d'un fondé de pouvoir qui réside au Québec.

Marquer d'un X si vous désirez retirer le fondé de pouvoir déjà déclaré au registre. ☐

Pour déclarer ou modifier des informations concernant le fondé de pouvoir, remplir toutes les cases ci-dessous.

Nom		
N°	Nom de la rue	App./bureau
Municipalité/ville	Province	Code postal

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2

8 - Identification des personnes qui ne sont pas membres du conseil d'administration (président, secrétaire, principal dirigeant)

- Pour ajouter des coordonnées, inscrire le code de fonction, le nom et le domicile sous ajout.
- Pour retirer des coordonnées déjà déclarées, inscrire le code de fonction, le nom et le domicile sous retrait.
- Pour modifier des coordonnées, inscrire les nouvelles coordonnées sous ajout et les coordonnées déjà déclarées sous retrait.

Codes de fonction : PR Président **SE** Secrétaire **PD** Principal dirigeant

Ajout		Retrait	
Code: PD	Nom et prénom: Fitzgibbon, Pierre	Code: PD	Nom et prénom: Bordeleau, Richard
N°: 5	Nom de la rue, app./bureau: d'Auteuil, app. 201	N°: 68	Nom de la rue, app./bureau: chemin de la Plage Saint-Laurent
Municipalité/ville: Québec	Province/État: Québec	Municipalité/ville: Cap-Rouge	Province/État: Québec
Code postal: G 1 R 4 B 8	Pays: Canada	Code postal: G 1 Y 1 W 7	Pays: Canada
Code: SE	Nom et prénom: Deslauriers, Manon	Code: SE	Nom et prénom: Deslauriers, Manon
N°: 156	Nom de la rue, app./bureau: Alfred-Desrochers	N°: 4622	Nom de la rue, app./bureau: Caroline Valin
Municipalité/ville: St-Augustin-de-Desmaures	Province/État: Québec	Municipalité/ville: Cap-Rouge	Province/État: Québec
Code postal: G 3 A 2 T 1	Pays: Canada	Code postal: G 1 Y 3 R 1	Pays: Canada
Code:	Nom et prénom:	Code:	Nom et prénom:
N°:	Nom de la rue, app./bureau:	N°:	Nom de la rue, app./bureau:
Municipalité/ville:	Province/État:	Municipalité/ville:	Province/État:
Code postal:	Pays:	Code postal:	Pays:

9 - Administrateur du bien d'autrui - Cette personne a les droits et obligations que la *Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales* confère à la personne morale.

Marquer d'un X si vous désirez retirer l'administrateur du bien d'autrui déjà déclaré au registre. ☐

Pour déclarer ou modifier des informations concernant l'administrateur du bien d'autrui, remplir toutes les cases ci-dessous.

CU Curateur ☐ **FI** Fiduciaire ☐ **LI** Liquidateur ☐ **SQ** Séquestre ☐ **SY** Syndic ☐

AU Autre ☐ Si autre, le **détailler** obligatoirement.

Nom	N°	Nom de la rue, app./bureau	
Municipalité/ville	**Province/État**	**Code postal**	**Pays**

10 - Certification

Je Manon Deslauriers
Prénom et nom de la personne autorisée

domicilié(e) au 156 rue Alfred-Desrochers, St-Augustin-de-Desmaures, QC G3A 2T1
N°, rue, appartement, municipalité/ville, province, code postal et pays

atteste que je suis la personne autorisée par la personne morale à signer la présente déclaration et que les renseignements déclarés sont vrais.

Signature obligatoire

2007/06/04
Date (année/mois/jour)

Un exemplaire de cette déclaration sera déposé au registre des entreprises et l'autre vous sera retourné.

SIGNER ET RETOURNER TOUTES LES PAGES DE CETTE DÉCLARATION EN DEUX EXEMPLAIRES.
NE PAS TÉLÉCOPIER.

Formulaire 3 - Changement de dirigeants / administrateurs / fiduciaires

Émetteur:	Atrium Biotechnologies Inc.

Titre de politesse:	Monsieur		
Prénom:	Pierre		
Autre(s) prénom(s):	s/o		
Nom:	Fitzgibbon		
Date de naissance (MM/JJ/AAAA):	11/10/1954		
Un formulaire de renseignements personnels (FRP) a-t-il été déposé?:	Non	Quand:	

Type de changement	Titre du poste	Date d'entrée en vigueur
Nouveau	Président et chef de la direction	06/01/2007

Titre de politesse:	Monsieur		
Prénom:	Luc		
Autre(s) prénom(s):	s/o		
Nom:	Dupont		
Date de naissance (MM/JJ/AAAA):	06/06/1967		
Un formulaire de renseignements personnels (FRP) a-t-il été déposé?:	Oui	Quand:	02/09/2005

Type de changement	Titre du poste	Date d'entrée en vigueur
Changement	Président du comité exécutif	06/01/2007

Déposé au nom de l'émetteur par :

Nom:	Linda Vien
Téléphone:	41865211116266
Courriel:	lvien@atrium-bio.com
Date de l'envoi:	06/01/2007
Dernière mise à jour:	06/01/2007

END